July 23, 2018

Renee Gala
Chief Financial Officer
Theravance Biopharma, Inc.
PO Box 309
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands, KY1-1104

       Re: Theravance Biopharma, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
           File No. 001-36033

Dear Ms. Gala:

       We have reviewed your June 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 15, 2018 letter.

Correspondence Filed June 28, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Condensed Consolidated Financial Statements
3. Collaborative Arrangements, page 12

1. We acknowledge your response to our prior comment one. Please address the following:
        Tell us your day one policy and the accounting literature to which you rely to separate and initially measure the various parts of your collaborative arrangements. Address
 Renee Gala
Theravance Biopharma, Inc.
July 23, 2018
Page 2
             how your determination of "reimbursable program costs" in the Mylan arrangement as a "unit of account" complies with your policy.
             Explain to us why you do not believe that analogy to ASC 606 is appropriate for
             "reimbursable program costs" related to the Mylan arrangement. Tell us the authoritative literature to which you are analogizing or if there is no appropriate analogy, your reasonable, rational, and consistently applied accounting policy. Refer to ASC 808-10-45-3.
             Reconcile for us your conclusion that the amounts you attribute as being "transaction price" in the Mylan arrangement that you allocate to the delivery of the license and to joint steering committee participation and no attribution/allocation related to
             "reimbursable program costs" with your accounting policy for separating and initially measuring the various parts of your collaborative arrangements. In addition, regarding future potential milestone amounts that were not included in the transaction price because you determined them to be fully constrained, tell us your accounting for them when they are no longer fully constrained and how that complies with your separation and measurement policy.
2. Your current disclosure appears to suggest the Collaborative Arrangements referred to within your filing are under the scope of ASC 606. Please confirm to us that, in future filings, you will clarify that you are analogizing to the guidance in ASC 606.
Janssen Biotech, page 12

3. Please confirm that in future filings you will separately provide the total amount of R&D costs incurred related to the Janssen agreement, as it would appear the costs incurred related to the Janssen arrangement would be useful to understanding the extent of the work performed and costs aggregated on your income statement. Refer to ASC 730-20-
         50-1b.
       You may contact Abe Friedman at 202-551-8298 or Jim Rosenberg at 202-551-3679 if
you have any questions.

FirstName LastNameRenee Gala
Comapany NameTheravance Biopharma, Inc.
                                                              Division of
Corporation Finance
July 23, 2018 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName